Exhibit A.III – information of the Candidates to the position of Member of the Company's BOARD OF DIRECTORS

(as items 7.3 to 7.8 of Exhibit C to CVM Resolution 80/22)

7.3 - In relation to each of the managers and members of the issuer’s fiscal council, indicate in the table below:

Name	Date of Birth	Management body	Date elected	Term of office	Start date of the first term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder
Michel Dimitrios Doukeris	April 9, 1973	Board of Directors	April 28, 2023	Until the 2026 AGM	January 11, 2018
810.940.279-87	Chemical engineer	Co-chairman	May 17, 2023 (estimated)	Yes
Victorio Carlos De Marchi	November 13, 1938	Board of Directors	April 28, 2023	Until the 2026 AGM	July 1, 1999
008.600.938-91	Lawyer	Co-chairman	May 17, 2023 (estimated)	Yes
Milton Seligman	August 19, 1951	Board of Directors	April 28, 2023	Until the 2026 AGM	January 11, 2018
093.165.740-72	Engineer	Full member	May 17, 2023 (estimated)	Yes
Fabio Colletti Barbosa	October 3, 1954	Board of Directors	April 28, 2023	Until the 2026 AGM	March 18, 2021
771.733.258-20	Manager	Full member	May 17, 2023 (estimated)	Yes
Fernando Mommensohn Tennenbaum	January 7, 1977	Board of Directors	April 28, 2023	Until the 2026 AGM	March 18, 2021
245.809.418-02	Production Engineer	Full member	May 17, 2023 (estimated)	Yes
Lia Machado de Matos	July 21, 1977	Board of Directors	April 28, 2023	Until the 2026 AGM	March 18, 2021
071.991.147-88	Physicist	Full member	May 17, 2023 (estimated)	Yes
Nelson José Jamel	March 17, 1972	Board of Directors	April 28, 2023	Until the 2026 AGM	April 28, 2017
025.217.577-80	Engineer	Full member	May 17, 2023 (estimated)	Yes
Carlos Eduardo Klutzenschell Lisboa	July 9, 1969	Board of Directors	April 28, 2023	Until the 2026 AGM	September 1, 2018
694.514.864-53	Manager	Full member	May 17, 2023 (estimated)	Yes
Claudia Quintella Woods	August 26, 1975	Board of Directors	April 28, 2023	Until the 2026 AGM	March 18, 2021
098.823.117-41	Economist	Independent member	May 17, 2023 (estimated)	Yes
Marcos de Barros Lisboa	August 2, 1964	Board of Directors	April 28, 2023	Until the 2026 AGM	January 2, 2014
806.030.257-49	Economist	Independent member	May 17, 2023 (estimated)	Yes
Luciana Pires Dias	January 13, 1976	Board of Directors	April 28, 2023	Until the 2026 AGM	April 28, 2023
251.151.348-02	Lawyer	Independent member	May 17, 2023 (estimated)	Yes
Ricardo Tadeu Almeida Cabral de Soares	July 23, 1976	Board of Directors	April 28, 2023	Until the 2026 AGM	April 28, 2023
430.148.771-90	Attorney	Alternate member	May 17, 2023 (estimated)	Yes
David Henrique Galatro de Almeida	September 22, 1976	Board of Directors	April 28, 2023	Until the 2026 AGM	April 28, 2023
217.625.768-56	Economist	Alternate member	May 17, 2023 (estimated)	Yes

Professional experience / Autonomy Criteria / Declaration of any convictions (type of conviction and description of the conviction)

Michel Dimitrios Doukeris – 810.940.279-87

He is a co-chairman of the Board of Directors and CEO of Anheuser-Busch InBev SA/NV (ABI) since July 1st, 2021. In the past five years: (i) in 2018, he became the leader of ABI and all North American businesses; and (ii) in 2016, he moved to the United States to take over as ABI Global Sales Director. Mr. Michel Dimitrios Doukeris joined the Company in 1996 and held several positions related to commercial operations in Latin America before moving to Asia where he led ABI operations in China and Pacific-Asia for seven years. He holds a degree in Chemical Engineering from Universidade Federal Santa Catarina and a master’s degree in Marketing from Fundação Getulio Vargas. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Michel Dimitrios Doukeris declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Victorio Carlos De Marchi – 008.600.938-91

He is a co-chairman of the Board of Directors and is also the chairman of the Company’s Operations and Finance Committee, Governance Committee and People Committee. In the past five years: (i) he is the current President of the Board of Directors and President of Fundação Antônio e Helena Zerrenner – FAHZ; (ii) he is a member of the board of a private institute researching Brazilian industry and development, (Instituto de Estudos para o Desenvolvimento Industrial) – IEDI; (iii) he is an alternate member of the Board of Directors of Itaúsa – Investimentos Itáu S.A.; and (iv) he is a member of the Board of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial) – ETCO. Mr. Victorio Carlos De Marchi has joined Companhia Antarctica Paulista in 1961 held several positions including President-Director of the Company from 1998 until April 2000. Mr. De Marchi holds a degree in Economics from Faculdade de Economia, Finanças e Administração de São Paulo and a bachelor´s in Law at Faculdade de Direito de São Bernardo do Campo. Mr. Victorio Carlos De Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Milton Seligman – 093.165.740-72

He is a full member of the Company’s Board of Directors. In the past five years: (i) he is the current managing partner of Milton Seligman e Associados Consultoria e Participações Ltda. and a member of BRMalls Participações S.A. Board of Directors; (ii) from 2022 until 2023, he was the President of the Board of Directors of Instituto Sonho Grande, consulting member of Fundação Lemann, member of the Board of Directors of FAHZ, partner of INSPER Center of Management and Public Politics and global fellow of Instituto Brasil at Woodrow Wilson International Center for Scholars in Washington D.C. Mr. Milton Seligman holds a degree in Electric Engineer from Universidade Federal de Santa Maria. Mr. Milton Seligman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Fabio Colletti Barbosa – 771.733.258-20

He is a full member of the Company’s Board of Directors and also a member of the Company’s Governance Committee. In the past five years: (i) he is the current CEO of Natura&Co Holding S.A. and member of the Board of Directors of Itaú-Unibanco, Cia. Brasileira de Metalurgia e Mineração, United Nations Foundation, do Endeavor Institute and Center of Public Leadership in Brazil; and (ii) he was the CEO of Banco ABN Amro Real, Banco Santander S.A. (Brazil), Abril Media and Febraban. Mr. Fabio Colletti Barbosa holds a degree in Business Administration from Fundação Getulio Vargas and MBA from the Institute for Management Development (Switzerland). Mr. Fabio Colletti Barbosa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Fernando Mommensohn Tennenbaum – 245.809.418-02

He is a full member of the Company’s Board of Directors and is also a member of the Company’s Operations and Finance Committee. In the past five years: (i) since April 2020, he holds the position of CFO of ABI; (ii) he was the Vice President of Finance of South America Zone for ABI; and (iii) he was the CFO and Investor Relations Director of Ambev. He joined the Company in 2004 and held several positions related to Treasury, Investor Relations and M&A. Mr. Fernando Mommensohn Tennenbaum is a dual citizen of Brazil and Germany and holds a degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. Mr. Fernando Mommensohn Tennenbaum declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Lia Machado de Matos – 071.991.147-88

She is a full member of the Company’s Board of Directors. In the past five years: (i) since 2016, she is the Chief Strategy Officer of Stone Co., (ii) between 2012 and 2016, she was the Director of the Family Office at Varbra; (iii) between 2006 and 2012, she served in several positions at McKinsey, including Associate Partner. Mrs. Lia Machado de Matos holds a degree in Physics from the Universidade Federal do Rio de Janeiro and a PhD in Physics and Electrical Engineering from the Massachusetts Institute of Technology (USA) and is a specialist in information security. Mrs. Lia Machado de Matos declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Nelson José Jamel – 025.217.577-80

He is a full member of the Company’s Board of Directors and is also a member of the Company’s People Committee. In the past five years: (i) he is the current Global Director of People of ABI; (ii) between 2016 and 2019, he acted as Vice President for the North America Zone for ABI; initially as Vice President of Finance and, from 2017, as Vice President of Finance and Solutions; (iii) between 2009 and 2015, he acted as Finance and Investor Relations Director at Ambev, having joined the Company in 1997 and held several positions since. Mr. Nelson José Jamel holds a bachelor and master’s degree in Production Engineering at Universidade Federal do Rio de Janeiro. Mr. Nelson José Jamel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Eduardo Klutzenschell Lisboa – 694.514.864-53

He is currently an alternate member of the Company’s Board of Directors. In the past five years: (i) he is the current President of Middle Americas Zone at ABI; (ii) from 2016 until 2018, he was the President of South Latin America Zone at Ambev; (iii) from 2014 until 2016, he held the position of Global Vice President of ABI Global Brands; (iv) from 2013 until 2014, he was the President of Labatt, a subsidiary of Ambev; (v) from 2011 until 2012 he held the position of President of BU Austral at South Latin America Zone; and (v) from 2005 until 2011, he was Ambev’s Marketing Vice President, having joined the Company in 1993 and held several positions since. Mr. Carlos Eduardo Klutzenschell Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Claudia Quintella Woods – 098.823.117-41

She is a full and an independent member of the Company’s Board of Directors and is also an independent member of the Company’s People Committee. In the past five years: (i) since June 2021, she holds the position of CEO for Latin America at We Work; (ii) from 2019 to May 2021, she held the position of General Manager at Uber for Brazil; (iii) between 2018 and 2019, she was the CEO of Webmotors (a leading marketplace in the national vehicle market); and (iv) between 2014 and 2018, she was the Director and Superintendent of Banco Original. She holds a bachelor’s degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a degree from Harvard Business School (USA). The autonomy criteria for defining Mrs. Claudia Quintella Woods as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. 80/22. Mrs. Claudia Quintella Woods declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

He is a full and an independent member of the Company’s Board of Directors and also a member of the Company’s Governance Committee. In the past five years: (i) he has been an Executive Officer of Unibanco S.A., and as Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly in the financial sector; (ii) he currently is a member of the Board of Directors of Cerradinho Bioenergia S.A., CERC – Central de Recebíveis S.A. and Meliuz; (iii) from 2005 until 2006, he was the President of Instituto Brasil Resseguros S.A.; and (iv) from 2003 until 2005, was the Economic Policy Secretary at the Ministry of Finance. Mr. Lisboa holds a master’s degree in Economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in Economics from the University of Pennsylvania and since the late 1980s, he has been a member of the faculty of several educational institutions in Brazil and internationally. The autonomy criteria for defining Mr. Marcos de Barros Lisboa as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. 80/22. He was elected by the Company’s Board of Directors as leader among the independent directors. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Luciana Pires Dias – 251.151.348-02

Luciana Pires Dias is a Professor at Escola de Direito Fundação GetúlioVaragas (since 2008) and partner at L|Dias Advogados where she acts as a reviewer and arbitrator on matters related to the regulation of capital markets since 2016. In the past five years: (i) since August 2020, she is a member of the Audit Committee of Itaú Unibanco Holding S.A.; (ii) she was director of the Comissão de Valores Mobiliários – CVM from 2019 until 2015 and Superintendent of Market Development of CVM from 2007 until 2010; (iii) from 2011 until 2015, she was a CVM representative at the Corporate Governance Committee of the Organization for the OECD and at the Latin American Corporate Governance Roundtable organized by OECD from 2009 until 2015. Mrs. Luciana Pires Dias has a doctor and master’s degree in Commercial Law from Faculdade de Direito da Universidade de São Paulo – USP. She is a master of the Science of Law at Stanford University (J.S.M, 2005) and has a bachelor’s in law at USP. She is admitted to practice law by OAB of Brazil (2000) and New York Bar Association (2005). The autonomy criteria for defining Mrs. Luciana Pires Dias as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. 80/22. Mrs. Luciana Pires Dias declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Ricardo Tadeu Almeida Cabral de Soares– 430.148.771-90

He holds the position of Chief Growth Officer at ABI, since April 2022. In the past five years, he served as (i) Chief B2B Officer assisting in the dissemination of BEES for the period from 2020 to 2022, (ii) Chief Sales Officer from 2019 to 2020, and (iii) was the President of the Africa Zone for the period from 2016 to 2018. Prior to that, he served as President of Mexico Zone, from 2013 to 2018, and President of BU Brazil, from 2008 to 2012. Mr. Ricardo Tadeu Almeida Cabral de Soares declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

David Henrique Galatro de Almeida – 217.625.768-56

He holds the position of Chief Strategy and Technology Officer at ABI, since April 2022. In the past five years, he served as (i) Chief Strategy and Transformation Officer, (ii) Chief Integration Officer and Chief Sales Officer ad interim, and (iii) Vice President of Sales and Vice President of Finance for the North America Zone. Mr. David Henrique Galatro de Almeida declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

7.4. Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory

Name	Date of Birth	Management body	Date elected	Term of office	Start date of the first term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder
Victorio Carlos De Marchi	November 13, 1938	Other - Operations and Finance Committee	May 13, 2020	Until the MBD subsequent to the 2023 AGM	July 31, 2013
008.600.938-91	Attorney	Chairman	May 13, 2020
Fernando Mommensohn Tennenbaum	January 7, 1977	Other - Operations and Finance Committee	August 25, 2020	Until the MBD subsequent to the 2023 AGM	August 24, 2020
245.809.418-02	Production engineer	Full member of the committee	August 25, 2020
Victorio Carlos De Marchi	November 13, 1938	Other - People Committee	October 14, 2022	Until the MBD subsequent to the 2023 AGM	October 14, 2022
008.600.938-91	Attorney	Chairman	October 14, 2022
Nelson José Jamel	March 17, 1972	Other - People Committee	October 14, 2022	Until the MBD subsequent to the 2023 AGM	October 14, 2022
025.217.577-80	Engineer	Full member of the committee	October 14, 2022
Claudia Quintella Woods	August 26, 1975	Other - People Committee	October 14, 2022	Until the MBD subsequent to the 2023 AGM	October 14, 2022
098.823.117-41	Economist	Full member of the committee	October 14, 2022
Victorio Carlos De Marchi	November 13, 1938	Other - Governance Committee	May 13, 2020	Until the MBD subsequent to the 2023 AGM	July 31, 2013
008.600.938-91	Attorney	Chairman	May 13, 2020
Fabio Colletti Barbosa	October 3, 1954	Other - Governance Committee	March 18, 2021	Until the MBD subsequent to the 2023 AGM	March 18, 2021
771.733.258-20	Manager	Full member of the committee	March 18, 2021
Marcos de Barros Lisboa	August 2, 1964	Other - Governance Committee	May 13, 2020	Until the MBD subsequent to the 2023 AGM	September 19, 2018
806.030.257-49	Economist	Full member of the committee	May 13, 2020
Everardo de Almeida Maciel	February 13, 1947	Other - Governance Committee	May 13, 2020	Until the MBD subsequent to the 2023 AGM	May 11, 2016
018.711.614-87	Tax Advisor	Full member of the committee	May 13, 2020
Carlos Emmanuel Joppert Ragazzo	March 20, 1977	Other - Governance Committee	May 13, 2020	Until the MBD subsequent to the 2023 AGM	December 19, 2019
011.787.237-71	Attorney	Full member of the committee	May 13, 2020

Professional experience/ Autonomy Criteria / Declaration of any convictions (type of conviction and description of the conviction)
Victorio Carlos De Marchi – 008.600.938-91 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Fernando Mommensohn Tennenbaum – 245.809.418-02 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Nelson José Jamel – 025.217.577-80 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Claudia Quintella Woods – 098.823.117-41 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Fabio Colletti Barbosa – 771.733.258-20 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Marcos de Barros Lisboa – 806.030.257-49 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Everardo de Almeida Maciel – 018.711.614-87

He is a member of the Company’s Governance Committee since 2016. In the past five years, he has been a tax advisor, and as of 2003, he is the president-partner of Logos Consultoria Fiscal Ltda., consulting firm in the tax area. Currently, he is (i) a member of the International Academy of Law and Economics; (ii) member of the National Academy of Economics; (iii) member of the Superior Council of Law of FECOMERCIO-SP; (iv) member of the Council of High Studies on Finance and Taxation and of the Political and Social Board, both from São Paulo Trade Association; (v) member of the Board of Directors of Fundação Zerrenner, whose core business is providing free health care and education; (vi) member of the Fiscal Council of Instituto Fernando Henrique Cardoso; (vii) member of the Advisory Board of the Department of Judicial Researches of the National Council of Justice (CNJ); (viii) member of the Panel of Judges of Innovare Award; and (ix) president of the Advisory Board of the Brazilian Competition Ethics Institute (ETCO). In addition, teaches in graduation courses at Instituto Brasiliense de Direito Público (IDP), in Brasília. He held several public offices, the most recent being: Secretary of the Federal Revenue Office (1995-2002), Secretary of Finance and Planning of the Federal District (1991-1994), Executive Secretary of the Ministries of Finance (2002), of the Interior (1987) and of Education (1985), and President’s Chief of Staff (1986). Mr. Everardo de Almeida Maciel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Emmanuel Joppert Ragazzo - 011.787.237-71

He is a member of the Company’s Governance Committee since 2019. In the past five years, he has been an attorney expert in antitrust and regulation, being a partner at Ragazzo Advogados, since 2016. He was the first General Superintendent of the Administrative Council for Economic Defense - CADE (from 2012 to 2014) and Director of that same agency from 2008 to 2012. Formerly, he held for almost six years the position of General Coordinator of the Economic Supervision Office - SEAE, of the Ministry of Finance. Currently, he is an assistant professor of the graduation and post-graduation courses strictu sensu of the Law School of Fundação Getúlio Vargas of Rio de Janeiro - FGV DIREITO RIO. Mr. Carlos Emmanuel Joppert Ragazzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

7.5 - Inform the existence of any marital, 'stable union' or kinship relationship up to the 2nd degree between: a. members of issuer’s management; b. (i) members of issuer’s management and (ii) issuer’s members of direct or indirect subsidiaries’ management; c. (i) members of issuer’s management or its directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controlling shareholders; d. (i) members of issuer’s management and (ii) issuer’s members of direct and indirect parent companies’ management

a)                  Members of Company's Management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors.

b)        Members of Company's Management and of its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors and managers of the Company's directly or indirectly held subsidiaries.

c)                  Members of Company's Management or of its directly or indirectly held subsidiaries and its direct or indirect controlling shareholders:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors and the Company's direct or indirect controlling shareholders.

d)                 Members of Company's Management and of its direct and indirect parent companies:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors and the management of the Company's direct and indirect parent companies.

7.6 - Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer’s management and a. company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital; b. issuer’s direct or indirect controlling shareholder; and c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any of these persons

a)                  company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained between those nominated for the positions as member of the Company’s Board of Directors and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital, in the last three fiscal years.

b)                 Company’s direct or indirect controlling shareholder:

Not applicable, since there are no relations of subordination between the Company’s direct or indirect controlling shareholder and those nominated for the positions as member of the Company’s Board of Directors, company directly or indirectly controlled by the Company, in the last three fiscal years.

c)                  if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons:

Not applicable, since there are no relevant relationships between any supplier, client, debtor or creditor with the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons, in the last three fiscal years.

7.7 - Describe the provisions of any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by the management members, resulting from the repair of damages caused to third parties or to the issuer, penalties imposed by state agents, or of agreements with the purpose of terminating administrative or judicial proceedings, by virtue of the exercise of their functions

The Company’s Bylaws have a provision in Article 46, transcribed below, regulating the defense procedures of the management members and employees serving terms for matters arising from the exercise of their functions.

“Article 46 - The Company will ensure that the members of the board of directors, the executive board and the fiscal council or the members of any corporate bodies with technical functions destined to advise the management members are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, including through a permanent insurance agreement, in order to protect them from liability for acts arising from the exercise of their position or function, with the payment of court expenses, attorneys’ fees, indemnities and any other amounts resulting from said proceedings.

§1 - The guarantee provided for in the head provision of this article extends to employees who regularly act serving the terms granted by the Company or companies controlled by it.

§2 - If any of the persons mentioned in the head provision or in § 1 are convicted, by final and non-appealable court decision, due to negligence or intent, they must reimburse the Company for all costs and expenses with legal assistance, under the terms of the law.”

Said article was approved at the Company’s shareholders’ meeting held on March 1, 2013. In addition, the Bylaws of the former Companhia de Bebidas das Américas, merged with and into the Company, already contained a similar provision, as approved at the general meeting held on April 28, 2010, with shareholders present representing 94.5520% of the voting share capital.

On the date hereof, the Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its management members and management members of companies controlled by it, with a premium amount of approximately US$ 68 thousand and a maximum guarantee limit of US$ 15 million, having coverage under usual market conditions.

Thereby, the Company will ensure that the members of the management, members of the Fiscal Council or certain employees are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, with the payment of attorneys’ fees, expenses, indemnities and any other amounts related to said proceedings, except in cases of negligence or intent of said persons. The policy does not include coverage of any fines or other civil and administrative penalties imposed on such persons, which are imposed by state or self-managed bodies that regulates and inspects the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company’s indirect parent company, has an insurance policy with a pool of insurers that provides for the payment or reimbursement of expenses incurred by its management members and by the management members of companies controlled by it, directly or indirectly, resulting from repairing damage caused to third parties or to the Company, with a maximum guarantee limit calculated through comparisons with other companies with a similar risk profile, having coverage under usual market conditions.

7.8 - Provide other information that the issuer deems relevant

Meetings of the Company held in the last three years:

Type	Held on	Quorum to Open the Meeting (1)
Special and Annual General Meeting	04/29/2022	In AGM, Shareholders representing 91.18% of the Company’s voting share capital. In SGM, Shareholders representing 91.25% of the Company’s voting share capital.
Special and Annual General Meeting	04/29/2021	In AGM, Shareholders representing 90.27% of the Company’s voting share capital. In SGM, Shareholders representing 90.33% of the Company’s voting share capital.
Special and Annual General Meeting	04/24/2020	In AGM, Shareholders representing 88.34% of the Company’s voting share capital. In SGM, Shareholders representing 89.28% of the Company’s voting share capital.

(1) In the last three years, no meeting was installed on second call.

Additional clarification on corporate governance practices

Best Corporate Governance Practices According to the IBGC

The Code of Best Corporate Governance Practices, published by the Brazilian Institute of Corporate Governance – IBGC, aims to make the Brazilian organizational and institutional environment more solid, fair, accountable and transparent, establishing recommendations for the creation of better corporate governance systems in organizations, aiming to optimize the organization’s value, facilitating its access to resources and contributing to its good performance and longevity.

The Company is committed to the best corporate governance practices, having adhered to practices recommended by the IBGC, such as: prohibiting the use of insider information and the existence of a policy for disclosing relevant information; electing directors with experience in operational, financial and other matters, in addition to experience in participating in other boards of directors; maintaining a reporting channel for the presentation of complaints or resolution of ethical dilemmas; and statutory provision for the installation of a Fiscal Council.

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